15046348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lara, May & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7600 Leesburg Pike, suite 120 East
(No. and Street)

Falls Church (City) VA (State) 22043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. Shaw 703-761-3916
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LGC&D, LLP
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street, suite 700 (Address) Providence (City), RI (State) 02903 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2014

OATH OR AFFIRMATION

I, Charles R. Shaw, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Lara, May & Associates, LLC as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Charles R. Shaw
Signature

CEO
Title

Subscribed and sworn to before me this
25th day of February, 2015

Theresa Schwartz
Notary Public

THERESA LYNNE SCHWARTZ NOTARY PUBLIC REG # 338131 COMMISSION EXPIRES 3/31/2018 COMMONWEALTH OF VIRGINIA

Commission expires 3-31-18

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Income
- (x) (d) Statement of Cash Flows
- (x) (e) Statement of Changes in Member's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- (x) (l) An Oath or Affirmation
- (x) (m) A Copy of the Securities Investor Protection Corporation Supplemental Report (bound under separate cover)
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

LGCD
CPAs/ Business Advisors

Report of Independent Registered Public Accounting Firm

Member
Lara, May & Associates, LLC
(a Limited Liability Company)
Falls Church, Virginia

We have audited the accompanying statement of financial condition of Lara, May & Associates, LLC (a Limited Liability Company) (the Company) as of December 31, 2014, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lara, May & Associates, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

A Limited Liability Partnership
10 Weybosset Street, Suite 700, Providence, RI 02903 • (p) 401.421.4800 • 1.800.927.LGCD • (f) 401.421.0643 • www.lgcd.com

Report of Independent Registered Public Accounting Firm (Continued)

Member
Lara, May & Associates, LLC
(a Limited Liability Company)

The supplementary information contained in Schedules I through IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LGC&D LLP

Providence, Rhode Island
February 25, 2015

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2014

ASSETS

Cash	$ 1,143,182
Receivable from clearing broker-dealer	66,325
Commissions receivable	113,758
Deposit with clearing broker-dealer	25,000
Prepaid expenses and other assets	78,736
Property and equipment, less accumulated depreciation	37,652
Intangible assets, less accumulated amortization	875,985
	$ 2,340,638

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 221,779
Capital lease obligation	19,555
Deferred rent	3,364
	244,698
Commitments (Note 2)	
Member's equity	2,095,940
	$ 2,340,638

See notes to financial statements.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2014

Revenues:	
Asset advisory fees	$ 4,203,669
Commissions:	
Trading activities	1,476,954
Insurance	435,480
Interest and dividends	1,476
Other	8,302
	6,125,881
Expenses:	
Employee compensation and benefits	1,009,352
Commissions and clearance fees	2,282,427
Management fee, related party	719,545
Occupancy	291,604
Amortization of intangible assets	515,972
Depreciation	40,749
Other operating expenses	625,142
	5,484,791
Net income	$ 641,090

See notes to financial statements.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

Balance, beginning of year	$ 2,899,840
Net income	641,090
Distribution of equity	(1,444,990)
Balance, end of year	$ 2,095,940

See notes to financial statements.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 641,090
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	40,749
Amortization	515,972
(Increase) decrease in operating assets:	
Decrease in prepaid expenses and other assets	19,631
Decrease in receivable from clearing broker-dealer	22,161
Decrease in commissions receivable	51,834
Increase (decrease) in operating liabilities:	
Decrease in accounts payable and accrued expenses	(53,784)
Decrease in deferred rent	(10,761)
Net cash provided by operating activities	1,226,892
Cash flows from investing activities:	
Acquisition of customer list	(50,000)
Purchase of property and equipment	(4,080)
Cash used in investing activities	(54,080)
Cash flows from financing activities:	
Capital lease payments	(5,208)
Distribution of equity	(1,444,990)
Cash used in financing activities	(1,450,198)
Net decrease in cash	(277,386)
Cash, beginning of year	1,420,568
Cash, end of year	$ 1,143,182
Supplemental disclosures:	
Cash paid during the year for interest	$ 3,409

See notes to financial statements.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

1. Organization and summary of significant accounting policies:

Organization and description of business:

Lara, May & Associates, LLC (formerly Lara, Shull & May, LLC) (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Member), which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company, organized as a Limited Liability Company under the Delaware Limited Liability Company Act (the Delaware Act), is an investment advisor and an introducing broker-dealer dually registered with the Securities Exchange Commission (SEC). The Company also is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Municipal Securities Rulemaking Board (MSRB). The Company provides securities brokerage services and investment and financial planning services, and sells insurance and annuity products. The Company's principal market area is the metropolitan Washington, DC region.

Regulatory environment:

As an investment advisory company registered with the SEC, the Company is subject to the Investment Advisers Act of 1940 (the 1940 Act). The 1940 Act regulates the investment advisor industry and provides rules and regulations that govern the fiduciary duties and other responsibilities of an investment advisor's management. The Company is also subject to other rules and regulations of the SEC and rules and regulations of the various states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible future government review and interpretation.

As an introducing broker-dealer registered with the SEC, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Recent accounting pronouncement:

Effective for the year ending December 31, 2017, the Company will adopt the provisions of ASU 2014-09, "Revenue from Contracts with Customers," which will replace the current revenue recognition guidance pertaining to contracts with customers contained in accounting principles generally accepted in the United States of America. The effect of adopting ASU 214-09 on the Company's financial statements has not yet been determined.

1. Organization and summary of significant accounting policies (continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at December 31, 2014. At December 31, 2014, the Company had cash on deposit totaling $842,632 in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. At December 31, 2014, management has determined that no allowance for doubtful accounts is necessary. The Company does not require collateral from others for its accounts receivable.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2014.

1. Organization and summary of significant accounting policies (continued):

Intangible assets:

Amortization of intangible assets is provided using the straight-line method over either a 10-year or 5-year estimated useful life for customer lists, a 7-year estimated useful life for the management contract, and a 20-year estimated useful life for trademarks. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2014.

Investment advisory fees:

The Company earns investment management and advisory fees under investment advisory services agreements that provide for fees based on a percentage of assets under management. Fees under advisory services agreements are principally received quarterly in advance and are recognized as revenue on a prorated basis over the period during which the Company is required to provide services.

Securities transactions:

The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of its securities brokerage business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

1. Organization and summary of significant accounting policies (continued):

Commissions and other fees:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a mutual fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recorded when earned.

Commissions on the sale of insurance contracts are recognized upon sale of insurance contracts to customers, payment of the premium by the insured party, and issuance of the contract by the insurer. Trail commissions related to previous sales of insurance contracts are recognized in the period to which they relate. Other fees are recognized when services are provided.

Advertising:

Advertising and direct marketing costs are expensed as incurred and totaled approximately $120,000 for the year ended December 31, 2014.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

Liability of the Member:

The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Act.

2. Related party transactions and commitments:

The Company maintains an expense-sharing agreement with Focus under which the Company is required to reimburse Focus for its allocable share of expenses. For the year ended December 31, 2014, Focus allocated $45,000 of expenses to the Company. Amounts allocated by Focus and charged to the Company have been classified in the accompanying statement of income based on their natural classification.

2. Related party transactions and commitments (continued):

The Company maintains a management agreement with a party related through common ownership. The management agreement expires September 30, 2015 and is automatically renewed on an annual basis unless the management company provides written notice to terminate the contract, or the Company terminates the contract as provided for in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee totaled $719,545 for the year ended December 31, 2014.

The Company leases office space from a party related through common ownership and from an unrelated party under operating leases expiring at various dates through March 31, 2022. Rent expense under operating leases (excluding facility fees, taxes, insurance and maintenance) for the year ended December 31, 2014 totaled $33,776 and $231,578 to the related party and to the unrelated party, respectively.

At December 31, 2014, future minimum rentals under non-cancelable operating leases are as follows:

Year ending December 31,	Related party	Unrelated party	Total
2015	$ 38,388	$ 241,972	$ 280,360
2016	39,924	248,626	288,550
2017	20,352	255,464	275,816
2018		262,489	262,489
2019		269,707	269,707
Thereafter		609,971	609,971
	$ 98,664	$ 1,888,229	$ 1,986,893

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $904,072, which was $887,759 in excess of its required net capital of $16,313. The Company's ratio of aggregate indebtedness to net capital was .271 to 1 at December 31, 2014.

3. Regulatory requirements (continued):

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Property and equipment:

At December 31, 2014, property and equipment consists of the following:

Software licenses	$ 41,860
Furniture and equipment	216,342
Leasehold improvements	126,469
	384,671
Less accumulated depreciation	347,019
	$ 37,652

5. Intangible assets:

At December 31, 2014, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer lists	$ 4,572,457	$ 3,823,217	$ 749,240
Management contract	1,141,668	1,141,668	-
Trademarks	220,171	93,426	126,745
	$ 5,934,296	$ 5,058,311	$ 875,985

5. Intangible assets (continued):

Estimated amortization expense for the years ending December 31, 2015 through 2019 is as follows:

Year ending December 31,	Amount
2015	$ 282,000
2016	282,000
2017	214,000
2018	10,000
2019	10,000

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2014

Net capital:	
Total member's equity and total qualified for net capital	$ 2,095,940
Deductions and/or charges:	
Non-allowable assets:	
Receivable from clearing broker-dealer	38,784
Commissions receivable, after reclassification of $46,953 of cash balances	160,711
Prepaid expenses and other assets	78,736
Property and equipment, net	37,652
Intangible assets, net	875,985
Total deductions and/or charges	1,191,868
Net capital	904,072
Aggregate indebtedness:	
Accounts payable and accrued expenses	221,779
Capital lease obligation	19,555
Deferred rent	3,364
Total aggregate indebtedness	$ 244,698
Minimum net capital required (greater of $5,000 or 6.66% of aggregate indebtedness)	$ 16,313
Net capital in excess of minimum requirement	$ 887,759
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 879,602
Ratio, aggregate indebtedness to net capital	.271 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5, as amended on February 3, 2015, as of December 31, 2014.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE II

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2014

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE III

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2014

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE IV

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

Lara, May & Associates, LLC is exempt from the reserve requirements of Rule 15c3-3(k)(2)(ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Sec. 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer; accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

EXEMPTION REPORT

DECEMBER 31, 2014

Lara, May & Associates, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from June 1, 2014 through December 31, 2014 without exception.

Lara, May, & Associates, LLC

I, Charles R. Shaw, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Charles R. Shaw

Title: CEO

Date: 2/25/2015

LGCD
CPAs/ Business Advisors

Report of Independent Registered Public Accounting Firm

Member
Lara, May & Associates, LLC
(a Limited Liability Company)
Falls Church, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Lara, May & Associates, LLC (a Limited Liability Company) (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LGC&D LLP

Providence, Rhode Island
February 25, 2015